UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HALCÓN RESOURCES CORPORATION
 (Name of Issuer)

Common Stock, par value $0.0001 per share
 (Title of Class of Securities)

40537Q605
 (CUSIP Number)

December 31, 2018
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[     ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 7

CUSIP No. 40537Q605	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
TYRUS CAPITAL S.A.M.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Monaco

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,105,813 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,105,813 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,105,813 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.  This figure includes 347,813 shares of Common Stock that the Reporting Person has the right to acquire upon exercise of warrants.

2.  This percentage is based on a total of 161,017,142 Shares outstanding, which is the sum of 160,669,329 Shares outstanding on November 2, 2018, based on information in the current report on Form 10-Q filed by the Issuer on November 8, 2018, and the 347,813 Shares which may be obtained upon exercise of warrants and which have been added to the number of Shares outstanding pursuant to Rule 13d-3(1)(i).

CUSIP No. 40537Q605	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
TONY CHEDRAOUI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,105,813 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,105,813 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,105,813 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.  This figure includes 347,813 shares of Common Stock that the Reporting Person has the right to acquire upon exercise of warrants.

2.  This percentage is based on a total of 161,017,142 Shares outstanding, which is the sum of 160,669,329 Shares outstanding on November 2, 2018, based on information in the current report on Form 10-Q filed by the Issuer on November 8, 2018, and the 347,813 Shares which may be obtained upon exercise of warrants and which have been added to the number of Shares outstanding pursuant to Rule 13d-3(1)(i).

Page 4 of 8 Pages

Item 1(a).       Name of Issuer:

Halcón Resources Corporation (the “Issuer”)

Item 1(b).       Address of Issuer’s Principal Executive Offices:

1000 Louisiana Street, Suite 1500, Houston, TX 77002

Item 2(a).       Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Tyrus Capital S.A.M. (“Tyrus S.A.M.”);  and
ii) Mr. Tony Chedraoui (“Mr. Chedraoui”).

This Statement relates to the Shares (as defined herein) held for TC Five Limited, a Cayman Islands exempted company (“TC Ltd.”). Tyrus S.A.M. serves as investment manager to TC Ltd.  Mr. Chedraoui is Chief Investment Officer and control person of Tyrus S.A.M.

Item 2(b).       Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 9 Avenue J.F. Kennedy, Monaco, MC 98000.

Item 2(c).       Citizenship:

i) Tyrus S.A.M is a Société Anonyme Monégasque; and
ii) Mr. Chedraoui is a citizen of the United Kingdom.

Item 2(d).       Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Shares”)

Item 2(e).       CUSIP Number:

40537Q605

Item 3.            If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
                    Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.            Ownership:

Item 4(a)        Amount Beneficially Owned:

As of December 31, 2018, each of Tyrus S.A.M. and Mr. Chedraoui may be deemed the beneficial owner of 3,105,813 Shares. This amount consists of 2,758,000 Shares and 347,813 Shares which may be obtained upon exercise of warrants held for the account of TC Ltd.

Page 5 of 8 Pages

Item 4(b)       Percent of Class:

As of December 31, 2018, each of Tyrus S.A.M. and Mr. Chedraoui may be deemed the beneficial owner of approximately 1.9% of Shares outstanding.  (This percentage is based on a total of 161,017,142 Shares outstanding, which is the sum of 160,669,329 Shares outstanding on November 2, 2018, based on information in the current report on Form 10-Q filed by the Issuer on November 8, 2018, and the 347,813 Shares which may be obtained upon exercise of warrants and which have been added to the number of Shares outstanding pursuant to Rule 13d-3(1)(i)).

Item 4(c)       Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	3,105,813
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	3,105,813

Item 5.          Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.           Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being
                       Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.           Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.        Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tyrus Capital S.A.M.

By:	/s/ Tony Chedraoui
	Name:	Tony Chedraoui
	Title:	Director & Chief Investment Officer

Tony Chedraoui

/s/ Tony Chedraoui

February 14, 2019

Page 7 of 8 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	8

Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Halcón Resources Corporation dated as of February 14, 2019 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Tyrus Capital S.A.M.

By:	/s/ Tony Chedraoui
	Name:	Tony Chedraoui
	Title:	Director & Chief Investment Officer

Tony Chedraoui

/s/ Tony Chedraoui

February 14, 2019